Exhibit (a)(5)(iv)

Contact:

Elie Sugarman

ir@bsig.com

(617) 369-7300

For Immediate Release

BRIGHTSPHERE ANNOUNCES FINAL RESULTS OF ITS TENDER OFFER

BOSTON, MA, December 9, 2021 – BrightSphere Investment Group Inc. (NYSE: BSIG) today announced the final results of its tender offer, which expired at 5:00 P.M., New York City time, on Monday, December 6, 2021.

BrightSphere accepted for purchase 34,917,532 shares of common stock in the tender offer for a total cost of approximately $1.1 billion, excluding fees and expenses relating to the tender offer. The shares of common stock accepted for purchase includes 1,617,532 shares that BrightSphere elected to purchase pursuant to its right to purchase up to an additional 2% of its outstanding common stock and represented approximately 43% of BrightSphere’s total outstanding shares as of December 6, 2021. Due to the oversubscription of the tender offer, BrightSphere purchased on a pro rata basis approximately 51.3% of the shares of common stock tendered (other than “odd lot” holders, whose shares were purchased on a priority basis).

Citigroup Global Markets Inc. and RBC Capital Markets, LLC acted as the Dealer Managers for the tender offer. Georgeson LLC acted as the Information Agent for the tender offer. All inquiries about the tender offer should be directed to Citigroup Global Markets Inc. toll-free at 1-877-531-8365, RBC Capital Markets, LLC toll-free at 1-877-381-2099 or Georgeson LLC toll-free at 1-888-607-9252.

About BrightSphere

BrightSphere is a global asset management company with one operating subsidiary, Acadian Asset Management, with approximately $114 billion of assets under management as of September 30, 2021. Through Acadian, BrightSphere offers institutional investors across the globe access to a wide array of leading quantitative and solutions-based strategies designed to meet a range of risk and return objectives. For more information, please visit BrightSphere’s website at www.bsig.com. Information that may be important to investors will be routinely posted on our website.

Cautionary Note Regarding Forward-Looking Statements

This press release includes forward-looking statements. The words or phrases “expect,” “anticipate,” “estimate,” and other similar expressions are intended to identify such forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Such statements are subject to various known and unknown risks and uncertainties and readers should be cautioned that any forward-looking information provided by or on behalf of the Company is not a guarantee of future performance.

Actual results may differ materially from those in forward-looking information as a result of various factors, some of which are beyond the Company’s control, including, but not limited to, those discussed in the Company’s most recent Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 1, 2021, and subsequent SEC filings, including risks related to market conditions, the disruption caused by the COVID-19 pandemic, which has and is expected to continue to materially affect our business, financial condition, results of operations and cash flows for an extended period of time. Due to such risks and uncertainties and other factors, the Company cautions each person receiving such forward-looking information not to place undue reliance on such statements. Further, such forward- looking statements speak only as of the date of this press release and the Company undertakes no obligations to update any forward looking statement to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events.